[LOGO] INFICON
                                                                    Exhibit 99.1
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
Corporate Contact          European Contact              North American Contact
Betty Ann Kram             Bernhard Schweizer/Sara Koch  Jody Burfening/Kathy Price
Director of Corporate      c-matrix group ag             Lippert/Heilshorn & Associates, Inc.
Communications             +41 (0) 41.769.80.40          +1.212.838.3777
and Investor Relations     inficon@cmatrix.ch            jbs@lhai.com
+1.315.434.1122
BettyAnn.Kram@inficon.com
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Disclosure of Equity Participations pursuant to the Swiss Stock Exchange Act

Syracuse, New York/Zurich, Switzerland -- August 27, 2003 -- INFICON Holding AG (SWX Swiss Exchange and NASDAQ: IFCN), a leading manufacturer of vacuum instrumentation and process control software for the semiconductor and related industries and other industrial applications, today announced that according to a notification received from FMR Corp, Boston/USA, the parent company of Fidelity Management & Research Company, the equity participation of FMR Corp in INFICON Holding AG is now 232'543 shares with a par value of CHF 10 each, representing 10.05% of the voting rights in INFICON Holding AG.